January 28, 2020

VIA EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	2U, Inc.
Form 10-K for the fiscal year ended December 31, 2018
File No. 001-36376

Dear Mr. Krikorian:

Pursuant to our discussions with the staff of the Securities and Exchange Commission (the “Staff”) on December 5, 2019, at the Staff’s request, 2U, Inc. (the “Company”) is submitting this letter to provide the Staff with the following additional information concerning its short courses: (i) the principal roles involved in designing, developing and delivering short courses; (ii) university approval rights over short course content; and (iii) certain intellectual property rights with respect to its short courses.

1.      Principal Roles Involved in Short Course Development, Design and Delivery

As discussed on the December 5, 2019 conference call, the following is a list of the principal roles involved in developing, designing, and delivering the Company’s short courses. With respect to each of the roles and activities described below, the Company directs and controls the key individuals responsible for the development, design, and delivery of the course at all times prior to transfer to the student.

Course Convenor: A course convenor is a university appointee who serves as the liaison between the university and the Company and acts on the university’s behalf in certain instances. In particular, as described in Section 2 below, universities have various oversight and protective rights throughout the course development and design process, and a course convenor exercises these protective rights, if needed, on behalf of the university.

A course convenor’s general responsibilities include coordinating university resources to ensure that the Company’s proposed learning design plan and course content meet the university’s academic and quality standards. In addition, a course convenor collaborates with the Company to create the grading methodology, which the Company then uses to evaluate student performance. A course convenor may also participate in the filming of course materials or occasionally assist with resolving escalated student complaints to the Company.

Learning Designer: Learning designers are employees of the Company dedicated to course development and design on a full-time basis. These Company employees design courses in accordance with the Company’s pedagogical approach and delivery model, as well as the university’s academic and quality standards. Learning designers incorporate third-party materials, and in some cases university materials, into the course curriculum.

Subject Matter Expert: The Company is responsible for hiring and managing subject matter experts to support content and curriculum development. While the university may recommend individuals for this role, the university does not have approval rights over the subject matter expert, and the Company is not obligated to take those recommendations. In any event, even if the Company accepts a university’s recommendation, the Company is responsible for hiring and managing the subject matter expert.

Head Tutor: The Company is responsible for hiring and managing head tutors to support the delivery of each course. Specifically, head tutors are responsible for course management, course quality, and live instruction. As part of these responsibilities, head tutors support ongoing continuous improvement by providing feedback and guidance on course enhancements, ensure that the course meets delivery criteria established in the course design phase, manage course deadlines, stimulate course discussions, and resolve students’ academic questions or complaints. While the parties are required to mutually agree upon the head tutor, the Company retains responsibility for hiring and managing the head tutor throughout the course.

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Student Support Counselor: The Company is responsible for hiring and managing student support counselors to assist students as they enroll in, and progress through, a course. In particular, student support counselors assist students with payment processing, guide potential students through the enrollment process, provide technical support, resolve student complaints, and issue certificates upon successful completion of the course.

2.      University Approval Rights

As discussed on the December 5, 2019 conference call, universities have approval rights over certain aspects of the branding and design of the Company’s short courses and such rights vary from contract to contract. These rights are protective in nature to ensure that the Company’s short courses do not dilute the university’s brand, do not cause the university reputational harm, and comply with the university’s academic and quality standards. In the section that follows, the Company has set forth the principal university approval rights as well as the evolution of those approval rights over time.

Brand and Style Guidelines

As part of the Company’s technology and services offering, it is responsible for marketing its short courses and recruiting students into those courses. The Company develops, controls, and funds the marketing strategy for each short course. The Company’s marketing efforts involve developing and implementing data-driven marketing strategies that focus on identifying the right potential student for each course. These marketing efforts make substantial use of search engine optimization, paid search and custom website development and deployment.

Prior to executing its marketing efforts, and typical with a licensing arrangement, the Company agrees to “brand and style guidelines” with the university, which guidelines establish the parameters for the Company’s use of any university intellectual property in connection with marketing a course, e.g., university logos and similar trademarked materials. For example, these guidelines include sample marketing materials that the Company and the university have mutually approved for the Company’s use in its marketing efforts.

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With these guidelines, the university, as licensor, seeks to ensure that the Company uses the university logo, brand, trademark, etc. in accordance with parameters that protect against any potential brand dilution, confusion in the marketplace, or reputational harm. As such, these approval rights are protective of the university’s intellectual property and reputation and ensure that the Company uses university intellectual property in a manner that the contract prescribes.

Other Approval Rights

In many of the Company’s current university agreements, universities do not have express approval rights over short course materials except for the brand and style guidelines mentioned above. However, certain of the Company’s older university agreements provide the university with consent rights over the course content the Company creates. Similar to the university’s rights with respect to the brand and style guidelines, these rights are protective in nature to ensure that the Company’s short courses comply with the university’s academic and quality standards, do not dilute the university’s brand, and do not cause the university reputational harm.

In addition, considering the importance that universities place on their reputation and the Company’s desire to foster collaborative, long-term relationships with universities, the Company involves the course convenor throughout the content development and design process regardless of whether contractually required. As a result, these consent rights are seldom used by the university.

Certain of the Company’s older university agreements provide the university with additional protective rights with respect to approving (i) the students enrolled in each course and (ii) whether students successfully completed applicable coursework and should be awarded a certificate. In practice, however, universities have rarely relied upon these rights considering the collaborative nature of the Company’s relationships. In addition, the awarding of certificates is based on the pre-established grading criteria developed during the course design phase, which establishes the objective metrics that the Company uses to evaluate student performance and award certificates. As a result, contract terms have evolved over time to remove these approval rights.

3.      Intellectual Property Rights

As discussed on the December 5, 2019 conference call, the Company’s university agreements address intellectual property rights with respect to the course content that the Company creates and the Company’s technology platform. With respect to

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course content, the Company assigns intellectual property rights in such content to the university, subject to certain conditions and limitations described below, which survive expiration or termination of the agreement. Course materials include all curricular materials, assessment or examination instruments, and other content accessed by students during a course presentation. With respect to the Company’s technology platform, the Company maintains ownership of the intellectual property rights in its platform – the proprietary web-based learning environment the Company uses to design and deliver the course – and the university is prohibited from using the platform following expiration or termination of the agreement.

As a condition to the Company’s assignment of intellectual property rights in the course content as described above, the university is restricted from using such course materials independent of the Company to offer a similar short course. In addition, the university agrees to not make the course materials available to third parties without the Company’s prior consent.

In addition, upon expiration or termination of the agreement, the university is not permitted to use the Company’s platform in any manner. Therefore, although the university may be permitted to use course content post-termination in certain ways, the university would need to incur significant cost over multiple years to develop a customized platform capable of delivering a similar learning experience to the Company’s short course. Without access to the Company’s proprietary technology platform, the university’s ability to make use of the course content after termination of the agreement is extremely limited. For example, in one instance, after the university cancelled a course, the university was unable to successfully re-launch the course without being able to utilize the Company’s proprietary technology platform.

Based on the analysis contained in the Company’s prior correspondence and the additional information provided above, the Company believes that it engages in a comprehensive course creation process that integrates multiple inputs (including from the university) into a combined output. The result is a bespoke, newly created course that previously did not exist on-campus or online and is significantly different from the raw inputs, if any, received from the university. The Company also remains primarily responsible for fulfilling the obligation of delivering the short course to the student.

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We appreciate the Staff’s time and attention to this matter. If you have any questions or comments or require further information, please do not hesitate to telephone me at (301) 892-9012.

Sincerely,

/s/ Paul S. Lalljie

Paul S. Lalljie
Chief Financial Officer, 2U, Inc.

cc:	Matthew J. Norden, 2U, Inc.
Brandon J. Bortner, Latham & Watkins LLP
Michael Corvari, KPMG LLP
Amanda Kim, SEC

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